

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 10, 2007

Mr. Russell Ball
Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:     Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **Filed April 27, 2007 and August 2, 2007**
> **Response Letter Dated July 24, 2007**
> **File No. 1-31240**

Dear Mr. Ball:

     We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 2

Exploration, page 4

1.     We note from your response to prior comment number one that reclassifications, such as the reserves attributable to Cerro Quilish at Yanacocha in Peru, have historically been "used to describe proven and probable reserves that are transferred to the other mineralized material category." With regard to the

expropriation of the reserves attributable to ZNJV, you state that this fact pattern more accurately reflects a divestment because "the Company no longer has proven and probable reserves or other mineralized material," while other divestments identified in your response represented sales of properties. Based on your response, it remains unclear why these fact patterns do not both represent an involuntary prohibition of mining the attributable reserves for the foreseeable future and as such, a reclassification item as has historically been used by the Company. Please compare and contrast the facts and circumstances that resulted in the loss of reserves attributable to Cerro Quilish at Yanacocha in Peru with the loss of reserves attributable to ZNJV and explain why you believe the reserve adjustment should be treated differently.

2. We have considered your response to prior comment number two wherein you indicate that "historically, acquisitions and divestments have not been attributed to the Exploration Segment;" and that you do "not believe that net additions attributable to the Exploration Segment should be reduced by divestments and expropriations, or increased due to acquisitions, as neither is a reflection of the success of the Exploration Segment, or an indication of potential future success." Based on this response, please clarify what you mean by "net additions." In this regard, it appears from your response that you treat reserves attributable to a property acquired that are found subsequent to the purchase date, as additions to be added to the success of the Exploration Segment; whereas the purchase of reserves already in place at the date of acquisition are not included in the success of the Exploration Segment. Please advise.

3. In addition, please tell us whether or not the Exploration Segment has attributed to its discovery success track record, any additions of proven and probable reserves related to ZNJV. If so, please quantify the Exploration Segment's attributed reserve additions that have since been removed from reserves.

Management's Discussion and Analysis of Consolidated Financial Condition, page 36

Critical Accounting Polices, page 40

Exploration Segment Goodwill, page 42

4. We note from your disclosures that the estimated present value of the terminal year decreased approximately $2.3 billion. In order to help us better understand the factors contributing to this decrease, please address the following items:

- Explain to us in greater detail why your assumption for the Annual reserve addition and terminal growth rate declined from 5% to 4%.

- Explain to us the factors that led to your assumption that the estimated long-term gold price should increase from $450 per ounce to $550 per ounce.

Note 2 Summary of Significant Accounting Policies, page 90

Property, Plant and Mine Development, page 93

5.      We note from your response to prior comment number five that the "term "mine" can take on different meanings depending on the context."  As such, please expand upon your response to explain how you define a "mine" for purposes of complying with EITF 04-6 or more specifically, for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

6.      We note from your response to prior comment number six, that your internal accounting policy states that "Drilling costs in a reserve or NRM area during the production phase are capitalized if the purpose is to increase the reserve as opposed to maintaining production."  In this regard, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized.  As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, please expand your accounting policy disclosures to address the items below:

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

  o   Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

  o   You can obtain the benefit and control others access to it, and,

  o   The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

- Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

7.    We note your response to prior comment number eight regarding how you would treat stripping costs incurred when multiple pits exist within a mine for accounting purposes.  Due to diversity in practice, please expand your footnote disclosure to address the following:

- Discuss the criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

- Please explain why you believe these stripping costs represent development costs rather than production costs under U.S. GAAP.

- Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

- Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

- Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

- If applicable, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented.   Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

8.    We note from your response that indicates you lack experience with the multiple pit fact pattern of our prior comment number eight.  Please clarify your response considering your disclosure on page 23 of your document that states, "Newmont currently operates two open pits at Ahafo with total reserves contained in 15 pits."

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 4

9.      We note that you present a subtotal titled Net cash provided from continuing operations before net change in operating assets and liabilities.  Please revise your statements of cash flows to remove this subtotal as this presentation is not contemplated by FAS 95.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,


                                        Jill S. Davis
                                        Branch Chief